EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	First Quarter
	4/3/09	03/28/08
Numerator:
Net earnings	$6.5	$16.6

Denominator:

Denominator for basic earnings per share -
Weighted average shares outstanding	395.8	407.9

Effect of dilutive securities:

Stock options and awards	0.8	1.0

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	396.6	408.9

Net earnings per share – basic	$0.02	$0.04

Net earnings per share – diluted	$0.02	$0.04

The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 32.3 million in the first quarter of 2009 and 32.7 million in the first quarter of 2008.